Secret code in this painting revealed! Inbox ×

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hello Sam,

When we acquired this *Arazzi* tapestry by Alighiero Boetti, we were mesmerized by its brilliant array of colorful characters:





What few know, though, is that these *Arazzi* works actually carry a secret code among all those letters.

Our team combed over our latest *Arazzi*, and were able to crack the code! We found some mysterious (and beautiful) secrets. Click here to see! (If you have trouble viewing the pop-up, clicl into the image on this page and scroll through manually.)

What's interesting is that an identically-sized Arazzi with similar phrasing ("100 colors, the colors of the world") reportedly sold for more than $750k at Art Basel this June, building off of other $538k and $696k similar sale results in '23.*

Want to see what other words you can find? Click here and check it out. View offering circular below.

Thanks,

Anthony DeSimone
—

Investor Relations
M A S T E R W O R K S

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

*Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security.